[CARDIOGENESIS LOGO]
July 7, 2008
SEC FILE NO. 000-28288
VIA EDGAR AND FACSIMILE (202) 772-9218
Mr. Gary Todd
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Securities and Exchange Commission letter dated June 6, 2008 (the “Comment Letter”), Cardiogenesis Corporation’s Form 10-KSB for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 (File No. 000-28288)
Dear Mr. Todd:
     The Staff provided comments, by letter dated June 6, 2008 (the “Comment Letter”), to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.
     Each comment contained in the Comment Letter has been set forth below immediately prior to our response and each response has been numbered to correspond to the sequential numbering of the Comment Letter.

Mr. Gary Todd
July 7, 2008

FORM 10K RESPONSES
Note 2. Summary of Significant Accounting Policies, page F-7
1) Revenue Recognition, page F-9
COMMENT: We reference the disclosure of sales agreements that contain multiple elements or non-standard terms and conditions and that you use EITF 00-21 to account for such arrangements. Please tell us and revise future filings to disclose the units of accounting contained in your arrangements, how you determine fair value of the delivered and undelivered elements, and when you recognize revenue for each element.
RESPONSE: The two elements included in these transactions are a laser and handpieces. Based on Exhibit 00-21A of EITF No. 00-21, the following criteria were considered in treating these transactions as separate units of accounting:
•	The delivered item (typically the laser) has a stand alone value to the customer;

•	There is objective and reliable evidence of the fair value of the undelivered item (handpieces); and

•	There is no right of return relative to the delivered item, but even still, delivery of the undelivered item is probable and substantially controlled by us.
In addition, we reviewed our sales data noting that sufficient data of fair market value exists for both our laser and handpieces based on numerous transactions of each unit of accounting sold separately.
Based on the above, we determined that the arrangement consideration should be allocated to the various elements of the arrangement using their relative fair values.
The actual fair value that was recognized as revenue on the delivered item (the laser) and later recognized on the undelivered item (the handpieces) was based on the percentage that each element contributed to the total relative fair values as calculated above. We considered the total value to be allocated over the life of the agreement, both the laser sale and the additional handpieces to be purchased during the term of the agreement, and allocated this total value to the laser and handpieces based on the percentage of relative fair value calculated above.
The relative fair value of the laser was recognized as revenue upon shipment of the laser. The relative fair value of the handpieces is recognized as revenue proportionally as we ship handpieces to the customer. Typically an initial delivery of handpieces occurs upon shipment of

Mr. Gary Todd
July 7, 2008

the laser with the remaining commitment delivered on an as required basis by the customer over the life of the agreement.
2) Exhibits 31.1 and 31.2
COMMENT: We note that you omitted the introductory language in paragraph 4 of Item 601(b)(31) of Regulation S-B, which refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-KSB that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please ensure that the certification is in strict compliance with Item 601(b)(31) of Regulation S-B.
RESPONSE: We inadvertently omitted the introductory language referenced in the Comment Letter and have filed an abbreviated amendment to the Form 10-KSB on July 7, 2008 to comply with Item 601(b)(31) of Regulation S-B.
Form 10-Q for the fiscal quarter ended March 31, 2008
Note 2. Summary of Significant Accounting Policies, page 6
Investments in Marketable Securities, page 7
3) COMMENT: We see that you purchased auction rate securities during the quarter and that you also adopted SFAS 157 on January 1, 2008. Please tell us where you have provided the relevant disclosures required by paragraph 32 of SFAS 157 for the valuation of the auction rate securities. Refer also to paragraph 39 of SFAS 157.
RESPONSE: We note that paragraph 32 of SFAS 157 instructs the reporting entity to disclose information that would enable a user to assess the inputs that were used to develop the fair value measurements of any assets or liabilities that are measured at fair value on a recurring basis. Accordingly, we have provided a sample disclosure at the bottom of our response to comment #3 of what we will include in our future periodic filings, as required.
Based on management’s determination that the unrealized loss at March 31, 2008 was both immaterial to the total balance of auction rate securities and was temporary in nature, we did not record the change in market value in our condensed consolidated financial statements. The following is provided as support for management’s determination to not provide more disclosure on the auction rate securities and the change in their market value.
The fair value measurement technique that was implemented calculated a total unrealized loss of $24,167 at March 31, 2008. This unrealized loss represented 3.2% of our $750,000 total balance of auction rate securities at March 31, 2008. Furthermore, prior to filing the March 31, 2008

Mr. Gary Todd
July 7, 2008

Form 10-Q on May 15, 2008, a redemption at par of $400,000 of the securities had been scheduled and announced for May 27, 2008. Of the $24,167 total unrealized loss, the unrealized loss associated with the $400,000 of auction rate securities scheduled for redemption was $13,352, or 55.2% of the total unrealized loss at March 31, 2008. Therefore, we determined our exposure on the auction rate securities’ unrealized loss at the time of filing was only $10,815, which management deemed to be immaterial to our total balance of auction rate securities (1.4%).
Prior to adopting SFAS 157, the entire balance of auction rate securities was classified as cash equivalents. In total, we had $750,000 of auction rate securities at December 31, 2007. Based on our review of paragraphs 8 and 9 of SFAS 95, as well as additional SEC guidance, we have concluded that such amounts were improperly classified in our Form 10-KSB for the year ended December 31, 2007 as cash and cash equivalents. However, based on the total balance of our auction rate securities at such date, we feel that no reclassification of the $750,000 of auction rate securities from current assets is required as such securities represented only 11% of total current assets and 10% of total assets (which calculation includes the $600,000 of auction rate securities which were redeemed during 2008). In light of the relatively small amount of assets involved and the fact that a substantial majority of such securities were redeemed at par in the first half of 2008, we do not believe that the improper classification of such securities as cash and cash equivalents is material for restatement purposes. In addition, in future filings, we will be presenting this reclassification as a supplemental disclosure to our cash flow statement, as opposed to an investing activity, to more accurately reflect the nature of the transaction and to provide a more transparent disclosure. Upon adoption of SFAS 157 in Q1 2008 and based on management’s judgment of the state of the market for auction rate securities, including information regarding failed auctions and related market conditions that were conveyed to management during and after the completion of Q1 2008, we reclassified the $350,000 of auction rate securities to “Long-term investments in marketable securities” in order to set forth the most conservative position in light of the uncertainty in the auction rate securities market.
Of the $350,000 balance of auction rate securities at March 31, 2008, $200,000 was redeemed at par on May 29, 2008. Therefore, as of May 31, 2008, we only had $150,000 remaining in auction rate securities with a total unrealized loss of $3,030, representing 2% of the total balance.
In considering our decision not to record the unrealized losses at March 31, 2008, we think it is important to note that the $600,000 of auction rate securities that have been redeemed during 2008 were redeemed at par.
In order to comply with the disclosure provisions of SFAS No. 157, we will be including the following disclosure in our Form 10-Q for the period ended June 30, 2008:

Mr. Gary Todd
July 7, 2008

Effective January 1, 2008, the Company adopted SFAS No. 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP SFAS No. 157-2. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In accordance with SFAS No. 157, the Company measures its cash and cash equivalents and marketable securities at fair value. The Company’s investments in auction rate securities are classified within level 3 due to a lack of a liquid market for such securities. The Company has formed its own opinion on the condition of the securities based on information regarding the quality of the security and the quality of the collateral, among other things.
In accordance with fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets that are required to be measured at fair value on a recurring basis at June 30, 2008:

		Quoted
		Market Prices
		in Active	Significant
		Markets for	Other	Significant
	Value at	Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
Marketable Securities:
Auction Rate Securities	$150	$—	$—	$150

Mr. Gary Todd
July 7, 2008

The following table presents the assets measured at fair value using significant unobservable inputs (Level 3) as defined in SFAS No. 157 at June 30, 2008:

		Fair Value Measurement at Reporting Date Using
		Quoted
		Market Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)
Balance at December 31, 2008	$—	$—	$—	$—
Transfer into Level 3	750	—	—	750
Transfer out of Level 3	(600)	—	—	(600)
Total unrealized losses	—	—	—	—
Total realized gains/(losses)	—	—	—	—

Balance at June 30, 2008	$150	$—	$—	$150

Marketable securities measured at fair value using Level 3 inputs are comprise entirely of auction rate securities. Although auction rate securities would typically be measured using Level 2 inputs, the recent failure of auctions (beginning in February 2008) and the lack of market activity and liquidity required that these securities be measured using Level 3 inputs. The underlying assets of the Company’s auction rate securities are collateralized primarily by the underlying assets of certain AAA rated funds.
4) COMMENT: As a related matter with respect to the auction rate securities, please provide us the following:
•	Identify the issuers and the underlying assets;

•	Describe all key terms of the securities, including but not limited to, maturity dates, auction rest provisions, interest and interest rate reset provisions;

•	Describe the nature and extent of collateral underlying the auction rate securities;

•	Describe the valuation technique(s) used, including models and key assumptions and the basis for those assumptions;

•	If you considered and relied on more than one model in valuing the securities, please be specific. In that regard, please also address how you weighted the models and evaluated any differences in the resulting valuations, including the bases for your determinations.
RESPONSE: We hold two different auction rate securities and will provide the details separately for each below:

Mr. Gary Todd
July 7, 2008

1)	Calamos Strategic Total Return Fund Series A Preferred Shares
•	Identify the issuers and the underlying assets- Calamos Strategic Total Return Fund Series A Preferred Shares, which is a diversified closed-end management investment company with a AAA rating. The underlying assets are comprised of approximately two-thirds equity and one-third debt securities. A complete listing of the funds assets are published by the fund twice a year. The most current listing is as of 1/31/2008 and is available upon request.

•	Key terms of the securities-
a.	Maturity dates: These are preferred shares and therefore there is no maturity date as they have been issued in perpetuity.

b.	Auction and interest rate reset provisions: Auctions are held every 28 days and the interest rate resets at 150% of the 30 day LIBOR.

c.	Interest rate: 3.572% as of June 23, 2008
•	Nature and extent of collateral- The collateral is the underlying assets of the Calamos Strategic Total Return Fund and are collateralized on a 3 to 1 ratio. As of May 31, 2008, the fund’s total holdings of $1.080 Billion are collateralized by $3.247 Billion.

•	The valuation technique used- Our auction rate securities were purchased and held in our account at UBS Financial Services, Inc. We chose UBS Financial Services, Inc. to manage our account based on their solid reputation and vast experience in managing investments. Therefore, we relied on their expertise in valuing the securities. Historically, the auction rate securities were priced at par, as per industry convention. However, once the auctions began to fail (which for our securities the first failed auction was in February 2008) UBS Financial Services internally developed pricing methodologies to value the auction rate securities.
2)	Cohen & Steers Worldwide Realty Income Fund, Inc. Series M7 Auction Preferred Shares
•	Identify the issuers and the underlying assets- Cohen & Steers Worldwide Realty Income Fund, Inc. Series M7 Auction Preferred Shares, which is a non-diversified closed-end management investment company with a AAA rating. The underlying assets are comprised of approximately 94% equity and 6% debt securities. A complete listing of the funds assets at 12/31/2007 is available upon request.

•	Key terms of the securities-
a.	Maturity dates: These are preferred shares and therefore there is no maturity date as they have been issued in perpetuity.

b.	Auction and interest rate reset provisions: Auctions are held every 7 days and the interest rate resets at 125% of the 7 day LIBOR.

c.	Interest rate: 3.554% as of June 23, 2008
•	Nature and extent of collateral- The collateral is the underlying assets of the Cohen & Steers Worldwide Realty Income Fund, Inc. and are collateralized on a 3 to 1 ratio. As of May 31, 2008, the fund’s total holdings of $132.2 Million are collateralized by $396.6 Million.

Mr. Gary Todd
July 7, 2008

•	The valuation technique used- Our auction rate securities were purchased and held in our account at UBS Financial Services, Inc. We chose UBS Financial Services, Inc. to manage our account based on their solid reputation and vast experience in managing investments. Therefore, we relied on their expertise in valuing the securities. Historically, the auction rate securities were priced at par, as per industry convention. However, once the auctions began to fail (which for our securities the first failed auction was in February 2008) UBS Financial Services internally developed pricing methodologies to value the auction rate securities.
5) COMMENT: We see that on May 15, 2008 you filed a Form 8-K reporting Item 2.06 “Material Impairments.” Also on that date you filed the Form 10-Q for the quarter ending March 31, 2008 disclosing that you believe that any impairment of the available for sale auction rate securities is temporary and insignificant. Please tell us the amount of the unrealized loss as of March 31, 2008. Also explain why you should not disclose the amount in the financial statements, and if not other than temporary, apply the accounting specified in paragraph 13 of SFAS 115 for unrealized losses.
RESPONSE: Per paragraph 13 of SFAS 115, unrealized holding gains and losses for available-for sale securities should be recorded in other comprehensive income until realized. However, as we noted in our response to the comment #3 above, based on the knowledge we had at the time of filing, we believed that the unrealized loss was immaterial and temporary. At the time of filing, a redemption at par of $400,000 of the auction rate securities had been announced. In addition, another $200,000 of our auction rate securities were redeemed at par on May 29, 2008. At May 31, 2008, the remaining balance of $150,000 in auction rate securities had an estimated unrealized loss of $3,030, or 2% of the total balance.
6) COMMENT: You disclose that the market value of available for sale securities is based on market quotes. Please reconcile that disclosure with the disclosure that auction rate securities, which comprise all of your available for sale securities, experienced failed auctions during 2008. Please tell us whether you in fact obtained quoted market prices for the auction rate securities as of March 31, 2008, tell us the source of those quotes and the quoted price. With respect to broker estimates, please clarify how the estimates were determined and whether they represent firm offers to buy or sell securities. In addition, clarify how the broker estimates were used in determining estimated fair value. If these estimates are not based on offers to buy or sell the securities please provide the basis for your reliance on those estimates.
RESPONSE: See amended disclosure in our responses to comment #3. We did not record the unrealized loss on the auction rate securities in our financial statements. The balance of our auction rate securities reported on our balance sheet represents the cost basis of the securities, which we feel is materially consistent with the estimated fair value.

Mr. Gary Todd
July 7, 2008

As noted in the response to comment #3, at the time we filed our Form 10-Q for the period ended March 31, 2008, we determined that the unrealized loss on our auction rate securities was only $10,815, which management deemed to be immaterial to our total balance of auction rate securities (1.4%). Based on management’s determination that the unrealized loss at March 31, 2008 was both immaterial to the total balance and temporary, we did not record the change in market value in our condensed consolidated financial statements.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
Critical Accounting Policies and Estimates- Investments in Marketable Securities, page 17
7) COMMENT: Regarding your auction rate securities, please revise future filings to include the following disclosures within MD&A:
a.	A general description of the valuation techniques or models you used with regard to your material assets or liabilities. Please also discuss the significant assumptions underlying the method used in valuing the auction rate securities;

b.	A discussion of how sensitive the fair value estimates for your material assets or liabilities are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary.
RESPONSE: We note that we do not have any material assets or liabilities subject to valuation other than the auction rate securities. As noted in our responses to comment #4, the remaining $150,000 balance of auction rate securities at May 31, 2008 is not significant. However, we will include a brief description of our auction rate securities in future filings.
8) Exhibits 31.1 and 31.2
COMMENT: We note that you omitted the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please ensure that the certification is in strict compliance with Item 601(b)(31)(i) of Regulation S-K.
RESPONSE: We inadvertently omitted the introductory language referenced in the Comment Letter and have filed an abbreviated amendment to the Form 10-Q on July 7, 2008 to comply with Item 601(b)(31)(i) of Regulation S-K.

Mr. Gary Todd
July 7, 2008

*************
     The Company believes the above responses address the comments raised by the Staff’s Comment Letter. We intend to incorporate the items outlined in this response into our future filings.
     In addition, the Company acknowledges that:
1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further comments or questions you may have to me directly at (949) 420-1866.

Very truly yours, /s/ William R. Abbott William R. Abbott

cc:	Sheri S. Boscaro
Robert Steinberg, Jeffer Mangels, Butler & Marmaro LLP